Exhibit 23.2, Consent of KPMG LLP

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Palatin Technologies, Inc.

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated September 20, 2002, contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has an accumulated deficit and has limited liquid resources that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 9, 2002